UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 6, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2012 annual general meeting (“AGM”) of 中國東 方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”) at 9:00 a.m. on Wednesday, 26 June 2013, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	“THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2012.”

2.	“THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2012.”

3.	“THAT, to consider and approve the financial reports of the Company for the year 2012.”

4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2012.” (Note 1)

5.	“THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for the year 2013, and to authorise the Board to determine their remuneration.” (Note 2)

6.	“THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2013, and to authorise the Board to determine their remuneration.” (Note 2)

7.	“THAT, to consider and approve the appointment of directors to the seventh session of the Board:

(1)	to consider and approve the appointment of Mr. Liu Shaoyong as a director of the seventh session of the Board;

(2)	to consider and approve the appointment of Mr. Ma Xulun as a director of the seventh session of the Board;

(3)	to consider and approve the appointment of Mr. Xu Zhao as a director of the seventh session of the Board;

(4)	to consider and approve the appointment of Mr. Gu Jiadan as a director of the seventh session of the Board;

(5)	to consider and approve the appointment of Mr. Li Yangmin as a director of the seventh session of the Board;

(6)	to consider and approve the appointment of Mr. Tang Bing as a director of the seventh session of the Board;

(7)	to consider and approve the appointment of Mr. Sandy Ke-Yaw Liu as an independent non-executive director of the seventh session of the Board;

(8)	to consider and approve the appointment of Mr. Ji Weidong as an independent non-executive director of the seventh session of the Board;

(9)	to consider and approve the appointment of Mr. Shao Ruiqing as an independent non-executive director of the seventh session of the Board;

(10)	to consider and approve the appointment of Mr. Li Ruoshan as an independent non-executive director of the seventh session of the Board.” (Note 9)

Please refer to note 10 for details of the proposed change of directors and their biographical information.

8.	“THAT, to consider and approve the appointment of shareholder representative supervisors of the seventh session of the Supervisory Committee.

(1)	to consider and approve the appointment of Mr. Yu Faming as a shareholder representative supervisor of the seventh session of the Supervisory Committee;

(2)	to consider and approve the appointment of Mr. Xi Sheng as a shareholder representative supervisor of the seventh session of the Supervisory Committee;

(3)	to consider and approve the appointment of Mr. Ba Shengji as a shareholder representative supervisor of the seventh session of the Supervisory Committee.” (Note 9)

Please refer to note 11 for details of the proposed change of supervisors and their biographical details.

9.	“THAT, to consider and approve the provision of guarantees for certain subsidiaries of the Company.”

SPECIAL RESOLUTIONS

10.	“THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of each of its existing A Shares and H Shares; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company (the “Shareholders”) in a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company (the “Articles of Association”) as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formality required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

11.	“THAT, to consider and approve the granting of a general mandate to the Board to issue bonds:

The Board be and is hereby granted an unconditional general mandate to issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws. Details of the general mandate are as follows:

(a)	Debt instruments shall include but not be limited to corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, overseas Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(b)	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(c)	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(d)	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

(e)	Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(f)	Valid term of mandate: One year from the approval of this resolution by the Shareholders in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

(g)	Authorisation to be granted to the Board

The Board is authorised based on the specific needs of the Company and other market conditions:

(1)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(2)	To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(3)	To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(4)	To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited;

(5)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(6)	To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(7)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

12.	“THAT, to consider and approve the proposal on expansion of the scope of business of the Company and amendments to the Articles of Association:

Article 13 of the existing Articles of Association is as follows:

The scope of business of the Company shall comply with those items approved by the companies registration authority. The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services, and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.

Article 13 of the Articles of Association is proposed to be amended as follows:

The scope of business of the Company shall comply with those items approved by the companies registration authority. The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods; and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.”

Please refer to note 12 for further details of the proposed amendments to the Articles of Association.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Joint Company Secretary

As at the date of this notice, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
7 May 2013

Notes:

1.	Profit distribution proposal for the year ended 31 December 2012

The Board does not recommend the payment of dividend for the financial year ended 31 December 2012.

2.	Proposed change of auditors

Please refer to the announcement of the Company dated 26 March 2013 for further details of the proposed change of auditors.

3.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 24 May 2013 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

4.	Registration procedures for attending the AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Wednesday, 5 June 2013 (if by facsimile) or between Wednesday, 29 May 2013 and Wednesday, 5 June 2013 (if by post). If proxies are appointed by Shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

5.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

6.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

7.	Closure of books

The H share register of members of the Company will be closed from Monday, 27 May 2013 to Wednesday, 26 June 2013, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Friday, 24 May 2013.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

8.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

9.	Cumulative voting

Directors and supervisors of the Company shall be elected through cumulative voting at the AGM. The number of total votes that a Shareholder can exercise is decided by the following factors: (i) the number of shares held by such Shareholders, and (ii) the number of directors to be elected. A Shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates. Directors are elected at the AGM based on the total number of votes he or she receives.

10.	Proposed change of directors

Please refer to the announcement of the Company dated 26 April 2013 for further details of the proposed change of directors.

Biographical details of the proposed directors of the seventh session of the Board are set out below:

Mr. Liu Shaoyong, aged 54, is currently the Chairman of the Company and president and deputy party secretary of China Eastern Air Holding Company (“CEA Holding”). Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of Civil Aviation Administration of China (“CAAC”). Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. (a company listed on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”)) from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president and deputy party secretary of CEA Holding, and became the Chairman of the Company since 3 February 2009. Mr. Liu is also currently the board member of International Air Transport Association, the board member of Association for Relations Across the Taiwan Straits and the vice chairman of the first session of the supervisory committee of China’s Listed Companies Association. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

As at the date of this notice, Mr. Liu hold 1,000,000 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

Mr. Ma Xulun, aged 49, is currently the Vice Chairman, President and Deputy Party Secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as President and Deputy Party Secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and Vice Chairman of the Company with effect from November 2011. Mr Ma is also currently the Deputy Director-General of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a certified accountant.

As at the date of this notice, Mr. Liu hold 1,000,000 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

Mr. Xu Zhao, aged 44, is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. Mr. Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited (a company listed on the Hong Kong Stock Exchange) with effect from September 2009. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

As at the date of this notice, Mr. Xu hold 860,000 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

Mr. Gu Jiadan, aged 57, is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager and the party secretary of the commerce department of Shanghai Airlines Co., Ltd. (上海航空股份有限公司). From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd. From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd. (上海航空股份有限公司). From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of 上海航空有限公司 (Shanghai Airlines Co., Ltd.) (“Shanghai Airlines”). Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master’s degree and is a senior economist.

As at the date of this notice, Mr. Gu hold 860,000 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

Mr. Li Yangmin, aged 50, is currently a Director, Party Secretary and Vice President of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of 西北航空公司 (Northwest Company), general manager of the aircraft maintenance base of China Eastern Air Northwest Company and vice president of China Eastern Air Northwest Company. Since October 2005, he has also been a Vice President of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed as the Party Secretary and Director of the Company with effect from June 2011. He was the chairman of 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.), a subsidiary of the Company, from February 2012 to January 2013. Mr. Li graduated from Northwestern Polytechnical University with a master’s degree. He is a qualified senior engineer.

As at the date of this notice, Mr. Li hold 3,960 A Shares as beneficial owner and hold 860,000 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

Mr. Tang Bing, aged 46, is currently a Director, Vice President of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He was appointed as the chairman of Shanghai Airlines in January 2012. He served as a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration (MBA) degree from the Administration Institute of Sun Yat-sen University and an EMBA degree from the School of Economics and Management of Tsinghua University.

As at the date of this notice, Mr. Tang hold 860,000 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

Mr. Sandy Ke-Yaw Liu, aged 65, is currently an Independent Non-executive Director of the Company. Mr. Sandy Ke-Yaw Liu joined the civil aviation industry in Taiwan in 1969. He served in 台灣中華航空 公司 (China Airlines) in various capacities, including airport manager in Honolulu Airport, marketing director for the Americas, general manager for Hawaii District, regional director for Europe, director of corporate planning and director of marketing planning in its Corporate Office in Taiwan. With China Airlines, he also served as vice president for marketing and sales and vice president for commerce, and president in the Corporate Office. In addition, Mr. Liu served as a director of 台灣華信航空 (Taiwan Mandarin Airlines), 台灣遠東航空 (Taiwan Far Eastern Air Transport), 台灣華膳空廚 (Taiwan China Pacific Catering Service) and 台灣桃園航勤服務公司 (Taiwan Taoyuan International Airport Service Company), as well as chairman of 台灣華儲物流公司 (Taiwan Air Cargo Terminal). He relocated to Hong Kong to act as chief operating officer for the Asia Region in Expeditors International of Washington, Inc., a global logistics company. Mr. Liu graduated from Taiwan Shih Hsin University and attended advanced study programmes at Stanford University in 1990 and 1993.

Mr. Ji Weidong, aged 56, is currently an Independent Non-executive Director of the Company. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his Master and Doctoral Degrees in Law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School.

Mr. Shao Ruiqing, aged 56, is currently an Independent Non-executive Director of the Company. Mr. Shao was deputy dean and dean of the School of Economics and Management of Shanghai Maritime University. He served as deputy dean at Shanghai Lixin University of Commerce since March 2004, and was also a professor in accounting and mentor to doctoral students. From June 2007 to August 2011, Mr. Shao served as an external supervisor of China Merchants Bank Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Mr. Shao served as an independent nonexecutive director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange) from June 2008 to May 2012. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport of the PRC, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a Bachelor Degree in Economics, and Master and Doctoral Degrees in Management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

Mr. Li Ruoshan, aged 64, is a candidate for the Independent Non-executive Director. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, and director of the Finance Department of Fudan University. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the deputy director of the Members’ Rights Protection Commission of the Chinese Institute of Certified Public Accountants, the vice president of the Shanghai Accounting Society and Shanghai Auditing Society, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange, a consultant professional of the Committee for Accounting Standards of the Ministry of Finance and an independent director of three listed companies, namely Industrial Bank Co., Ltd., China Pacific Insurance (Group) Co., Ltd. and Guangbo Group Co. Ltd. respectively. In 2011, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in Accounting and obtained a Doctoral Degree in Auditing. He further studied abroad in Belgium and the Massachusetts Institute of Technology in the United States.

As far as the directors of the Company (the “Directors”) are aware and save as disclosed above, Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing, Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing and Mr. Li Ruoshan: (i) do not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) have not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling Shareholder; and (v) do not have, or are deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”).

There are no service contracts between the Company and the above mentioned persons in respect of their proposed appointments as Directors. The remuneration of Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing, Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing and Mr. Li Ruoshan will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

The term of office of the Directors of the seventh session of the Board is three years.

Save as disclosed in this notice, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing, Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing, Mr. Li Ruoshan which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

11.	Proposed change of supervisors

Please refer to the announcement of the Company dated 26 April 2013 for further details of the proposed change of supervisors.

Biographical details of the proposed supervisors of the seventh session of the Supervisory Committee are set out below.

Mr. Yu Faming, aged 59, is currently the Chairman of the Supervisory Committee of the Company, and a party member and the head of party disciplinary inspection group of CEA Holding. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour of the PRC, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour Protection of the PRC and head of the Training and Employment Department of the Ministry of Labour Protection of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. Since May 2011, he has been party member and head of party disciplinary inspection group of CEA Holding. Since June 2011, he has served as the Chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. Xi Sheng, aged 50, is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Mr. Xi is also the council member of China Institute of Internal Audit and a member of International Institute of Internal Auditors. Mr. Xi graduated from Jiangxi University of Finance and Economics (江西財經大學) with undergraduate education background. He is a senior auditor.

Mr. Ba Shengji, aged 55, is currently a candidate for the Supervisor of the Company and is the Deputy Secretary of the party committee and Secretary of the disciplinary committee of the Company. Mr. Ba joined the civil aviation industry in 1978. He served as the Section Manager and Deputy Head of the finance department of the Company. He served as the Chief Officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and audit department of CEA Holding from January 2003 to May 2003, deputy head of party disciplinary inspection group and chief of disciplinary committee office, head of supervision department and audit department of CEA Holding from May 2003 to November 2006, Secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the Secretary of the disciplinary committee and Chairman of the labour union of the Company from November 2009 to November 2011. He has served as the Deputy Secretary of the party committee and Secretary of the disciplinary committee of the Company since November 2011. Besides, Mr. Ba also serves as the chairman of China Eastern Airlines Jiangsu Co., Ltd. and vice chairman of Eastern Aviation Advertising Service Co., Ltd.. Mr. Ba graduated from Shanghai TV University.

As at the date of this notice, Mr. Ba hold 710,000 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

As far as the Directors are aware and save as disclosed above, Mr. Yu Faming, Mr. Xi Sheng and Mr. Ba Shengji: (i) do not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) have not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling Shareholder; and (v) do not have, or are deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

There are no service contracts between the Company and the above mentioned persons in respect of their proposed appointments as supervisors of the Company. The remuneration of Mr. Yu Faming, Mr. Xi Sheng and Mr. Ba Shengji will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Yu Faming, Mr. Xi Sheng and Mr. Ba Shengji which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

12.	Please refer to the announcement of the Company dated 26 April 2013 for further details of the proposed amendments to the Articles of Association.

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